YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

August 27, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Loan Lauren P. Nguyen
J. Nolan McWilliams

Re:	YRC Worldwide Inc.
Registration Statement on Form S-3, as amended
Filed August 21, 2013
File No. 333-190079

Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, YRC Worldwide Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-190079), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Thursday, August 29, 2013 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, YRC Worldwide Inc.

By:	/s/ Michelle A. Friel

Name:	Michelle A. Friel
Title:	Executive Vice President and General Counsel

cc:	Dennis M. Myers, P.C.
Kirkland & Ellis LLP